This pricing supplement, which is not complete and may be changed, relates to an effective Registration Statement under the Securities Act of 1933. This pricing supplement and the accompanying product supplement, prospectus supplement and prospectus are not an offer to sell these notes in any country or jurisdiction where such an offer would not be permitted.

Preliminary Pricing Supplement - Subject to Completion	Filed Pursuant to Rule 424(b)(2)
(To Prospectus dated November 4, 2016, Series	Registration Statement No. 333-213265
Prospectus Supplement dated November 4, 2016 and
Product Supplement EQUITY-1 dated January 24, 2017)
Dated March 29, 2019

BofA Finance LLC

Autocallable Notes Linked to the S&P 500® Low Volatility High Dividend Index, due October 29, 2026

Fully and Unconditionally Guaranteed by Bank of America Corporation

•              The CUSIP number for the notes is 09709TPS4.

•              They notes are senior unsecured obligations issued by BofA Finance LLC (“BofA Finance”), a direct, wholly-owned subsidiary of Bank of America Corporation (“BAC” or the “Guarantor”), which are fully and unconditionally guaranteed by the Guarantor. Any payment due on the notes will be subject to the credit risk of BofA Finance, as issuer of the notes, and the credit risk of BAC, as guarantor of the notes.

•              The notes are expected to price on April 26, 2019 (the “pricing date”).

•              Unless called, the notes are expected to mature on October 29, 2026. The notes will not pay interest.

•              The notes will be automatically called at an amount equal to the applicable Call Amount if the Observation Value of the S&P 500® Low Volatility High Dividend Index (the “SP5LVHD”) (the “Underlying”) is equal to or greater than the applicable Call Level on any Observation Date. The Observation Dates and each corresponding Call Level and Call Amount are indicated on Page PS-5 below.

•              If the notes are not called, at maturity, the Redemption Amount will be determined as follows:

a)     If the Ending Value of the Underlying is greater than the Starting Value, the Redemption Amount per note will be the principal amount plus a return of 1% for each 1% that the Ending Value of the Underlying is greater than the Starting Value.

b)     If the Ending Value of the Underlying is less than or equal to the Starting Value, the Redemption Amount per note will be the principal amount.

•              The notes will not be listed on any securities exchange.

•              The notes will be issued in denominations of $1,000 and whole multiples of $1,000.

•              The initial estimated value of the notes will be less than the public offering price. The initial estimated value of the notes as of the pricing date is expected to be between $910.00 and $950.00 per $1,000 in principal amount. See “Summary” beginning on page PS-3 of this pricing supplement, “Risk Factors” beginning on page PS-9 of this pricing supplement and “Structuring the Notes” on page PS-22 of this pricing supplement for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

•              The notes and the related guarantee:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

	Per Note	Total
Public Offering Price(1)	$1,000.00	$
Underwriting Discount(1)	$40.00	$
Proceeds (before expenses) to BofA Finance	$960.00	$

(1) Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forgo some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the notes in these fee-based advisory accounts will be $960.00 per note.

The notes and the related guarantee of the notes by the Guarantor are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and involve investment risks. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-9 of this pricing supplement, page PS-5 of the accompanying product supplement, page S-4 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus. You may lose some or all of your principal amount in the notes.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these notes or the guarantee, or passed upon the adequacy or accuracy of this pricing supplement, or the accompanying product supplement, prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on or about April 30, 2019 against payment in immediately available funds.

BofA Merrill Lynch

Selling Agent

PS-2

SUMMARY

The Autocallable Notes Linked to the S&P 500® Low Volatility High Dividend Index (the “notes”) are our senior debt securities. Any payment on the notes is fully and unconditionally guaranteed by BAC. The notes and the related guarantee are not insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other senior unsecured debt, and the related guarantee will rank equally with all of BAC’s other senior unsecured debt. Any payment due on the notes will be subject to the credit risk of BofA Finance, as issuer, and BAC, as guarantor. If not previously called, the notes will mature on October 29, 2026.

The notes will be automatically called at an amount equal to the applicable Call Amount if the Observation Value of the Underlying is equal to or greater than the applicable Call Level on any Observation Date. If your notes are not called and the Ending Value of the Underlying is greater than the Starting Value, the Redemption Amount per note will be the principal amount plus a return of 1% for each 1% that the Ending Value of the Underlying is greater than the Starting Value. If the Ending Value of the Underlying is equal to or less than the Starting Value, you will receive the principal amount.

Any payment on the notes depends on the credit risk of BofA Finance and BAC and on the performance of the Underlying. The economic terms of the notes (including the Call Amounts) are based on BAC’s internal funding rate, which is the rate it would pay to borrow funds through the issuance of market-linked notes and the economic terms of certain related hedging arrangements it enters into. BAC’s internal funding rate is typically lower than the rate it would pay when it issues conventional fixed or floating rate debt securities. This difference in funding rate, as well as the underwriting discount and the hedging related charges described below, will reduce the economic terms of the notes to you and the initial estimated value of the notes. Due to these factors, the public offering price you pay to purchase the notes will be greater than the initial estimated value of the notes as of the pricing date.

On the cover page of this preliminary pricing supplement, we have provided the initial estimated value range for the notes. The final pricing supplement will set forth the initial estimated value of the notes as of the pricing date. For more information about the initial estimated value and the structuring of the notes, see “Risk Factors” beginning on page PS-9 and “Structuring the Notes” on page PS-22.

Issuer:	BofA Finance LLC (“BofA Finance”)
Guarantor:	Bank of America Corporation (“BAC”)
Term:	Approximately 7.5 years, if not previously called
Pricing Date:	April 26, 2019
Issue Date:	April 30, 2019
Calculation Day:	October 26, 2026, subject to postponement as set forth in the section “Description of the Notes—Certain Terms of the Notes—Events Relating to Calculation Days” of the accompanying product supplement. If the calculation day is not a business day, the calculation day will be postponed to the next business day.
Maturity Date:	October 29, 2026
Underlying:	The S&P 500® Low Volatility High Dividend Index (Bloomberg ticker: “SP5LVHD”)
Automatic Call:	All (but not less than all) of the notes will be automatically called at an amount equal to the applicable Call Amount if the Observation Value of the Underlying is greater than or equal to the applicable Call Level on any Observation Date. If the notes are automatically called, the applicable Call Amount will be paid on the applicable Call Settlement Date.
Starting Value:	The closing level of the Underlying on the pricing date.
Ending Value:	The closing level of the Underlying on the calculation day, as determined by the calculation agent.
Observation Value:	The closing level of the Underlying on the applicable Observation Date.

PS-3

Observation Dates:	As set forth in “Observation Dates and Call Settlement Dates” on page PS-5 below. The Observation Dates are subject to postponement as set forth in “Description of the Notes—Certain Terms of the Notes—Events Relating to Observation Dates” on page PS-19 of product supplement EQUITY-1. Additionally, if an Observation Date is not a business day, such Observation Date will be postponed to the next business day.
Call Level:	The applicable Call Level with respect to each Observation Date is set forth in “Observation Dates and Call Settlement Dates” on page PS-5 below.
Call Amounts (per $1,000 in principal amount):

The applicable Call Amount with respect to each Observation Date is set forth in “Observation Dates and Call Settlement Dates” on page PS-5 below.

The Call Amounts represent a return of between [5.00%-5.50%] of the principal amount of the notes per annum. The actual Call Amounts will be determined on the pricing date.

Call Settlement Dates:	As set forth in “Observation Dates and Call Settlement Dates” on page PS-5 below. Postponement of an Observation Date will not cause the postponement of the Call Settlement Date relating to such Observation Date.
Redemption Amount:

If the notes are not called, at maturity, you will receive the Redemption Amount per note as follows:

•         If the Ending Value is greater than the Starting Value, the Redemption Amount will equal:

•         If the Ending Value is less than or equal to the Starting Value: $1,000.

Upside Participation Rate	100%
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), an affiliate of BofA Finance. For further information, see “Supplemental Plan of Distribution; Role of MLPF&S and Conflicts of Interest” beginning on page on PS-20 of this pricing supplement.
Selling Agent:	MLPF&S. For further information, see “Supplemental Plan of Distribution; Role of MLPF&S and Conflicts of Interest” beginning on page on PS-20 of this pricing supplement

PS-4

Observation Dates and Call Settlement Dates

Observation Dates	Call Level (as a Percentage of the Starting Value)	Call Settlement Dates	Call Amount (per $1,000 in Principal Amount)*
April 27, 2020	102.75%	April 30, 2020	[$1,050.00 - $1,055.00]
April 26, 2021	105.50%	April 29, 2021	[$1,100.00 - $1,110.00]
April 25, 2022	108.25%	April 28, 2022	[$1,150.00 - $1,165.00]
April 25, 2023	111.00%	April 28, 2023	[$1,200.00 - $1,220.00]
April 25, 2024	113.75%	April 30, 2024	[$1,250.00 - $1,275.00]
April 25, 2025	116.50%	April 30, 2025	[$1,300.00 - $1,330.00]
April 27, 2026	119.25%	April 30, 2026	[$1,350.00 - $1,385.00]

*The actual Call Amounts will be determined on the pricing date.

PS-5

The pricing date, issue date and other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the notes.

You should read carefully this entire pricing supplement and the accompanying product supplement, prospectus supplement, and prospectus to understand fully the terms of the notes, as well as the tax and other considerations important to you in making a decision about whether to invest in the notes. In particular, you should review carefully the section in this pricing supplement entitled “Risk Factors,” which highlights a number of risks of an investment in the notes, to determine whether an investment in the notes is appropriate for you. If information in this pricing supplement is inconsistent with the product supplement, prospectus supplement or prospectus, this pricing supplement will supersede those documents. You are urged to consult with your own attorneys and business and tax advisors before making a decision to purchase any of the notes.

The information in this “Summary” section is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus. You should rely only on the information contained in this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. None of us, the Guarantor or MLPF&S is making an offer to sell these notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this pricing supplement and the accompanying product supplement, prospectus supplement, and prospectus is accurate only as of the date on their respective front covers.

Capitalized terms used but not defined in this pricing supplement have the meanings set forth in the accompanying product supplement, prospectus supplement and prospectus. Unless otherwise indicated or unless the context requires otherwise, all references in this pricing supplement to “we,” “us,” “our,” or similar references are to BofA Finance, and not to BAC (or any other affiliate of BofA Finance).

The above-referenced accompanying documents may be accessed at the following links:

•	Product supplement EQUITY-1 dated January 24, 2017:

https://www.sec.gov/Archives/edgar/data/70858/000119312517016445/d331325d424b5.htm

•	Series A MTN prospectus supplement dated November 4, 2016 and prospectus dated November 4, 2016:

https://www.sec.gov/Archives/edgar/data/70858/000119312516760144/d266649d424b3.htm

PS-6

Hypothetical Payments on the Notes

The following table is for purposes of illustration only. It is based on hypothetical values and shows hypothetical returns on the notes. It illustrates the calculation of the Call Amount or Redemption Amount, as applicable, and total return based on a hypothetical Starting Value of 100, hypothetical Call Levels calculated as described under “Call Levels” on page PS-4 above, the Upside Participation Rate of 100%, an expected term of the notes of approximately 7.5 years if the notes are not called on any Observation Date, Call Amounts calculated as described under “Call Amounts” on page PS-4 above (using the mid-point of the applicable Call Amount Range) and Observation Dates occurring annually after the pricing date. The actual amount you receive and the resulting total return will depend on the actual Starting Value, Call Levels, Observation Values and Ending Value and whether you hold the notes to maturity. The numbers appearing in the table below have been rounded for ease of analysis, and do not take into account any tax consequences from investing in the notes.

For recent actual values of the Underlying, see “The Underlying” section below. The Ending Value of the Underlying will not include any income generated by dividends paid on the securities represented by the Underlying, which you would otherwise be entitled to receive if you invested in those securities directly. In addition, all payments on the notes are subject to issuer credit risk.

Notes Are Called on an Observation Date

The notes will be called at an amount equal to the applicable Call Amount if on any Observation Date the Observation Value of the Underlying is greater than or equal to the applicable Call Level. After the notes are called, they will no longer remain outstanding and there will not be any further payments on the notes.

Example 1 – The Observation Value for the Underlying on the first Observation Date is 110.00 which is higher than the call level of 102.75 for the first Observation Date. Therefore, the notes will be called at $1,052.50 per $1,000 in principal amount.

Example 2 – The Observation Value for the Underlying on the first Observation Date is below the applicable Call Level, but the Observation Value on the second Observation Date is 130.00, which is higher than the Call Level of 105.50 for the second Observation Date. Therefore, the notes will be called at $1,105.00 per $1,000 in principal amount.

Notes Are Not Called on Any Observation Date

Example 3 - The notes are not called on any Observation Date and the Ending Value for the Underlying is 120.00, which is greater than the Starting Value. Therefore, the Redemption Amount per $1,000 in principal amount will be $1,200.00.

Example 4 – The notes are not called on any Observation Date and the Ending Value for the Underlying is less than the Starting Value. The Redemption Amount will be the principal amount.

PS-7

Summary of the Hypothetical Examples
	Notes Are Called on an Observation Date		Notes Are Not Called on Any Observation Date
	Example 1	Example 2	Example 3	Example 4
Starting Value for the Underlying	100.00	100.00	100.00	100.00
Observation Value on the First Observation Date for the Underlying	110.00	102.00	102.00	102.00
Observation Value on the Second Observation Date for the Underlying	N/A	130.00	78.00	80.00
Ending Value on the calculation day for the Underlying	N/A	N/A	120.00	50.00
Percent Change from Starting Value to Ending Value	10.00%	30.00%	20.00%	-50.00%
Return of the Notes	5.25%	10.50%	20.00%	0.00%
Call Amount / Redemption Amount per $1,000 in principal amount	$1,052.50	$1,105.00	$1,200.00	$1,000.00

PS-8

RISK FACTORS

Your investment in the notes entails significant risks, many of which differ from those of a conventional debt security. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general.

You may not earn a return on your investment. The notes will not be called, and you will not receive the applicable Call Amount, unless the Observation Value of the Underlying is equal to or greater than the applicable Call Level on any Observation Date. The payment you will receive at maturity will depend on whether the level of the Underlying increases from the Starting Value to the Ending Value. If the notes are not called and if the level of the Underlying decreases from the Starting Value to the Ending Value (or if the level of the Underlying is unchanged), you will not receive any positive return on the notes and you will only receive the principal amount.

Your notes may be called prior to maturity. If the closing level of the Underlying on any Observation Date is greater than or equal to the applicable Call Level, your notes will be automatically called at the applicable Call Amount. If the notes are called, the period over which you hold the notes could be limited. No further payments will be made on the notes after they have been called. In addition, if the notes are called, there is no guarantee that you will be able to reinvest the proceeds in an investment with a comparable return and similar level of risk.

If the notes are automatically called, payment on the notes will be limited to the Call Amount. If the notes are automatically called, the payment you receive will not be based on the increase in the level of the Underlying from its Starting Value. Payment in the event of an automatic call will be limited to the Call Amount, regardless of the extent to which the Observation Value of the Underlying exceeds the Starting Value. In contrast, if the notes are not automatically called, the Redemption Amount payable at maturity allows you to receive a positive investment return based on any increase in the Underlying from the Starting Value to the Ending Value. Thus, if the notes are automatically called, the return on the notes may be less than the return you stand to receive if you held the notes to maturity, and may be less than the increase in the Underlying from the Starting Value to the Observation Value on any given Observation Date.

The notes do not bear interest. Unlike a conventional debt security, no interest payments will be paid over the term of the notes, regardless of the extent to which the Observation Value or Ending Value of the Underlying exceeds the Starting Value. Payments on the notes will be limited only to the Call Amount or the Redemption Amount, as applicable.

Your return on the notes may be less than the yield on a conventional debt security of comparable maturity. Any return that you receive on the notes, which could be negative, may be less than the return you would earn if you purchased a conventional debt security with the same maturity date. As a result, your investment in the notes may not reflect the full opportunity cost to you when you consider factors, such as inflation, that affect the time value of money.

Any payment on the notes is subject to our credit risk and the credit risk of the Guarantor, and actual or perceived changes in our or the Guarantor’s creditworthiness are expected to affect the value of the notes. The notes are our senior unsecured debt securities. Any payment on the notes will be fully and unconditionally guaranteed by the Guarantor. The notes are not guaranteed by any entity other than the Guarantor. As a result, your receipt of any payment due on the notes will be dependent upon our ability and the ability of the Guarantor to repay our obligations under the notes on the applicable payment date, regardless of the value of the Underlying on any Observation Date or the calculation day, as applicable. No assurance can be given as to what our financial condition or the financial condition of the Guarantor will be at any time during the term of the notes. If we and the Guarantor become unable to meet our respective financial obligations as they become due, you may not receive the amounts payable under the terms of the notes.

In addition, our credit ratings and the credit ratings of the Guarantor are assessments by ratings agencies of our respective abilities to pay our obligations. Consequently, our or the Guarantor’s perceived creditworthiness and actual or anticipated decreases in our or the Guarantor’s credit ratings or increases in the spread between the yield on our respective securities and the yield on U.S. Treasury securities (the “credit spread”) prior to the maturity date may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability and the ability of the Guarantor to pay our respective obligations, such as the values of the Underlying, an improvement in our or the Guarantor’s credit ratings will not reduce the other investment risks related to the notes.

PS-9

We are a finance subsidiary and, as such, will have limited assets and operations. We are a finance subsidiary of BAC and will have no assets, operations or revenues other than those related to the issuance, administration and repayment of our debt securities that are guaranteed by the Guarantor. As a finance subsidiary, to meet our obligations under the notes, we are dependent upon payment or contribution of funds and/or repayment of outstanding loans from the Guarantor and/or its other subsidiaries. Therefore, our ability to make payments on the notes may be limited. In addition, we will have no independent assets available for distributions to holders of the notes if they make claims in respect of the notes in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders may be limited to those available under the related guarantee by the Guarantor, and that guarantee will rank equally with all other senior unsecured obligations of the Guarantor.

The public offering price you pay for the notes will exceed their initial estimated value. The range of initial estimated values of the notes that is provided on the cover of this preliminary pricing supplement, and the initial estimated value as of the pricing date that will be provided on the cover of the final pricing supplement, are each an estimate only, determined as of a particular point in time by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads and those of the Guarantor, the Guarantor’s internal funding rate, mid-market terms on hedging transactions, expectations on interest rates, dividends and volatility, price-sensitivity analysis, and the expected term of the notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

The initial estimated value does not represent a minimum or maximum price at which we, the Guarantor, MLPF&S or any of our other affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after the pricing date will vary based on many factors that cannot be predicted with accuracy, including our and the Guarantor’s creditworthiness and changes in market conditions.

If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than their initial estimated value. This is due to, among other things, changes in the value of the Underlying, the Guarantor’s internal funding rate, and the inclusion in the public offering price of the underwriting discount and the hedging related charges, all as further described in "Structuring the Notes" below. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

We cannot assure you that a trading market for your notes will ever develop or be maintained. We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on the Guarantor’s financial performance and other factors, including changes in the value of the Underlying. The number of potential buyers of your notes in any secondary market may be limited. We anticipate that MLPF&S will act as a market-maker for the notes, but none of us, the Guarantor or MLPF&S is required to do so. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market. MLPF&S may discontinue its market-making activities as to the notes at any time. To the extent that MLPF&S engages in any market-making activities, it may bid for or offer the notes. Any price at which MLPF&S may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time MLPF&S were to cease acting as a market-maker as to the notes, it is likely that there would be significantly less liquidity in the secondary market. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed.

The payments on the notes will not reflect changes in the value of the Underlying other than on the Observation Dates and the calculation day. Changes in the level of the Underlying during the term of the notes other than on the Observation Dates will not be reflected in determining whether the notes will be automatically called or in the calculation of the Redemption Amount. To make that determination or calculation, the calculation agent will refer only to the Observation Value or Ending Value of the Underlying, as applicable on the relevant Observation Date or the calculation day, as applicable. No other values of the Underlying will be taken into account. As a result, even if the value of the Underlying has increased at certain times during the term of the notes, your notes will not be called if the Observation Value of the Underlying on each Observation Date is less than the applicable Call Level. Similarly, even if the value of the Underlying has increased at certain times during the term of the notes,

PS-10

you will receive only the principal amount if the Ending Value of the Underlying is less than the Starting Value.

The publisher of the S&P 500® Index and the Underlying may adjust the S&P 500® Index or the Underlying in a way that affects the levels of the Underlying, and the publisher has no obligation to consider your interests. S&P Dow Jones Indices LLC is the publisher of both the Underlying and the S&P 500® Index (which is used to construct the Underlying). S&P Dow Jones Indices LLC can add, delete, or substitute the components included in the S&P 500® Index that could change its level. A new security included in the S&P 500® Index may perform significantly better or worse than the replaced security, and the performance will impact the level of the S&P 500® Index. This in turn could impact the level of the Underlying. S&P Dow Jones Indices LLC can also make other methodological changes that could change the level of the Underlying or the level of the S&P 500® Index. Additionally, S&P Dow Jones Indices LLC may alter, discontinue, or suspend calculation or dissemination of the Underlying. Any of these actions could adversely affect the value of your notes. S&P Dow Jones Indices LLC will have no obligation to consider your interests in calculating or revising the S&P 500® Index or the Underlying.

Low volatility does not necessarily mean low risk. The Underlying selects stocks from the S&P 500® Index to be included in the Underlying based, in part, upon volatility, as described below under “The Underlying”. Even if the Underlying successfully reduces the risk of large fluctuations as compared to the S&P 500® Index, the level of the Underlying may remain stable or steadily decrease over time.

Notwithstanding that the Underlying is designed to measure the performance of high dividend yielding stocks included in the S&P 500® Index, the return on the notes will not reflect any dividends paid on the stocks included in the Underlying. While the Underlying is designed to measure the performance of high dividend yielding stocks included in the S&P 500® Index, the Underlying is a price return index. The value of the Underlying at any time will not include any income generated by dividends paid on the securities represented by the Underlying.

Trading and hedging activities by us, the Guarantor and any of our other affiliates may affect your return on the notes and their market value. We, the Guarantor and our other affiliates, including MLPF&S, may buy or sell the securities held by or included in the Underlying, or futures or options contracts on the Underlying or those securities, or other listed or over-the-counter derivative instruments linked to the Underlying or those securities. We, the Guarantor and any of our other affiliates, including MLPF&S, may execute such purchases or sales for our own or their own accounts, for business reasons, or in connection with hedging our obligations under the notes. These transactions could affect the value of the Underlying in a manner that could be adverse to your investment in the notes. On or before the pricing date, any purchases or sales by us, the Guarantor or our other affiliates, including MLPF&S or others on its behalf (including for the purpose of hedging anticipated exposures), may affect the value of the Underlying. Consequently, the value of the Underlying may change subsequent to the pricing date, adversely affecting the market value of the notes.

We, the Guarantor or one or more of our other affiliates, including MLPF&S, may also engage in hedging activities that could affect the value of the Underlying on the pricing date. In addition, these activities may decrease the market value of your notes prior to maturity, and may affect the amounts to be paid on the notes. We, the Guarantor or one or more of our other affiliates, including MLPF&S, may purchase or otherwise acquire a long or short position in the notes and may hold or resell the notes. For example, MLPF&S may enter into these transactions in connection with any market making activities in which it engages. We cannot assure you that these activities will not adversely affect the value of an Underlying, the market value of your notes prior to maturity or the amounts payable on the notes.

Our trading, hedging and other business activities may create conflicts of interest with you. We, the Guarantor or one or more of our other affiliates, including the selling agents, may engage in trading activities related to the Underlying or the securities represented by or held by the Underlying that are not for your account or on your behalf. We, the Guarantor or one or more of our other affiliates, including the selling agents, also may issue or underwrite other financial instruments with returns based upon the Underlying. While we, the Guarantor or one or more of our other affiliates, including MLPF&S, may from time to time own securities represented by the Underlying, we, the Guarantor and our other affiliates, including MLPF&S, do not control any company included in the Underlying, and have not verified any disclosure made by any other company. These trading and other business activities may present a conflict of interest between your interest in the notes and the interests we, the Guarantor and our other affiliates, including the selling agents, may have in our proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they influence the level of the Underlying or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

We expect to enter into arrangements or adjust or close out existing transactions to hedge our obligations under the notes. We, the Guarantor or our other affiliates, including MLPF&S, also may enter

PS-11

into hedging transactions relating to other notes or instruments, some of which may have returns calculated in a manner related to that of the notes offered hereby. We may enter into such hedging arrangements with one of our affiliates. Our affiliates may enter into additional hedging transactions with other parties relating to the notes and the Underlying. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, or the hedging activity could also result in a loss. We and our affiliates will price these hedging transactions with the intent to realize a profit, regardless of whether the value of the notes increases or decreases. Any profit in connection with such hedging activities will be in addition to any other compensation that we, the Guarantor and our other affiliates, including the selling agents, receive for the sale of the notes, which creates an additional incentive to sell the notes to you.

There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours. We have the right to appoint and remove the calculation agent. One of our affiliates will be the calculation agent for the notes and, as such, will make a variety of determinations relating to the notes, including whether notes will be automatically called, and if the notes are not automatically called, the amount that will be paid at maturity. Under some circumstances, these duties could result in a conflict of interest between its status as our affiliate and its responsibilities as calculation agent. These conflicts could occur, for instance, in connection with the calculation agent’s determination as to whether a Market Disruption Event (as defined in the product supplement) has occurred. The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we expect that the Guarantor will control the calculation agent, potential conflicts of interest could arise.

The U.S. federal income tax consequences of an investment in the notes are uncertain, and may be adverse to a holder of the notes. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or securities similar to the notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. We intend to treat the notes as debt instruments for U.S. federal income tax purposes. Accordingly, you should consider the tax consequences of investing in the notes, aspects of which are uncertain. See the section entitled “U.S. Federal Income Tax Summary.”

You may be required to include income on the notes over their term, even though you will not receive any payments until maturity. The notes will be considered to be issued with original issue discount. You will be required to include income on the notes over their term based upon a comparable yield, even though you will not receive any payments until maturity. You are urged to review the section entitled “U.S. Federal Income Tax Summary” and consult your own tax advisor.

You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the notes.

*   *   *

Investors in the notes should review the additional risk factors set forth beginning on page PS-5 of the accompanying product supplement, page S-4 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus prior to making an investment decision.

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DESCRIPTION OF THE NOTES

General

The notes will be part of a series of medium-term notes entitled “Senior Medium-Term Notes, Series A” issued under the senior indenture, as amended and supplemented from time to time, among us, the Guarantor and The Bank of New York Mellon Trust Company N.A., as trustee. The senior indenture is more fully described in the accompanying prospectus supplement and prospectus. The following description of the notes supplements the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of the Notes” in the accompanying product supplement and prospectus supplement and “Description of Debt Securities” in the accompanying prospectus. These documents should be read in connection with this pricing supplement.

Our payment obligations on the notes are fully and unconditionally guaranteed by the Guarantor. The notes will rank equally with all of our other senior unsecured debt from time to time outstanding. The guarantee of the notes will rank equally with all other senior unsecured obligations of the Guarantor. Any payment due on the notes is subject to our credit risk, as issuer, and the credit risk of BAC, as guarantor.

The notes will be issued in denominations of $1,000 and whole multiples of $1,000. You may transfer the notes only in whole multiples of $1,000.

Unless automatically called, the notes will mature on October 29, 2026. Prior to maturity, the notes are not repayable at our option or at your option.

Automatic Call

All (but not less than all) of the notes will be automatically called at an amount equal to the applicable Call Amount if the Observation Value of the Underlying is greater than or equal to the applicable Call Level on any Observation Date. If the notes are automatically called, the applicable Call Amount will be paid on the applicable Call Settlement Date.

The “Call Amount” and “Call Level” for each Observation Date is set forth in “Observation Dates and Call Settlement Dates” on page PS-5 above. The Call Amounts represent a return of between [5.00%-5.50%] of the principal amount of the notes per annum. The actual Call Amounts will be determined on the pricing date.

Redemption Amount

If the notes are not called, at maturity, subject to our credit risk as issuer of the notes and the credit risk of the Guarantor as guarantor of the notes, you will receive the Redemption Amount per note that you hold, denominated in U.S. dollars. The Redemption Amount will be calculated as follows:

•	If the Ending Value is greater than the Starting Value, the Redemption Amount per note will equal:

•	If the Ending Value is less than or equal to the Starting Value, the Redemption Amount per note will equal:

$1,000

The “Upside Participation Rate” will be 100%.

Determining the Starting Value, the Observation Value and the Ending Value of the Underlying

The “Starting Value” will be the closing level of the Underlying on the pricing date.

The “Observation Value” will be the closing level of the Underlying on the applicable Observation Date.

The “Ending Value” will be the closing level of the Underlying on the calculation day, as determined by the calculation agent. .

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The calculation day is subject to postponement as set forth in the accompanying product supplement, in the section “Description of the Notes—Certain Terms of the Notes—Events Relating to Calculation Days.” If the calculation day is not a business day, the calculation day will be postponed to the next business day.

The Observation Dates are subject to postponement as set forth in the accompanying product supplement, in the section “Description of the Notes—Certain Terms of the Notes—Events Relating to Observation Dates.” Additionally, if an Observation Date is not a business day, such Observation Date will be postponed to the next business day. Postponement of an Observation Date will not cause the postponement of the Call Settlement Date relating to such Observation Date.

Events of Default and Acceleration

If an Event of Default, as defined in the senior indenture and in the section entitled “Events of Default and Rights of Acceleration” beginning on page 35 of the accompanying prospectus, with respect to the notes occurs and is continuing, the amount payable to a holder of the notes upon any acceleration permitted under the senior indenture will be equal to the amount described under the caption “—Redemption Amount,” above, calculated as though the date of acceleration were the maturity date of the notes and as though the final Observation Date were the third trading day prior to the date of acceleration. The calculation agent shall pro-rate the period of time elapsed between the issue date of the notes and the date of acceleration. In case of a default in the payment of the notes, whether at their maturity or upon acceleration, the notes will not bear a default interest rate.

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THE UNDERLYING

All disclosures contained in this pricing supplement regarding the Underlying, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC (“SPDJI”), the sponsor of the Underlying and The S&P 500® Index (“SPX”). We refer to SPDJI as the “Underlying Sponsor.” The Underlying Sponsor, which licenses the copyright and all other rights to the Underlying, has no obligation to continue to publish, and may discontinue publication of, the Underlying. The consequences of the Underlying Sponsor discontinuing publication of the Underlying are discussed in “Description of the Notes—Discontinuance of an Index” in the accompanying product supplement. None of us, the Guarantor, the calculation agent, or MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Underlying or any successor index.

None of us, the Guarantor, MLPF&S or any of our other affiliates makes any representation to you as to the future performance of the Underlying.

You should make your own investigation into the Underlying.

The Underlying

The Underlying, which is a subset of the SPX, is a modified dividend yield-weighted index that is designed to measure the performance of the 50 least-volatile among the 75 highest dividend-yielding companies in the SPX, subject to sector and individual constituent concentration limits. Although the Underlying measures the performance of high dividend-yielding companies in the SPX, it is a price return index and, therefore, the return on the Underlying will not include any dividends paid on the securities that make up the Underlying.

Eligibility for Inclusion in the Index

To be eligible for inclusion in the Underlying, a stock must be a constituent of the SPX. For additional information about the SPX, see “The S&P 500® Index” below.

SPDJI first selects the stocks to be included in the Underlying and then weights those constituents. Generally, a stock must have been issued and trading on all trading days in the 12 months leading up to the rebalancing reference date to be included in the Underlying. Some companies may have more than one share class or more than one listing in the SPX. In the Underlying, each company is represented once by the primary listing, which is generally the most liquid share class.

SPDJI selects the stocks to be included in the Underlying by ranking the stocks in the SPX in descending order by their 12-month trailing dividend yield. Dividend yield is calculated by dividing each stock’s dividends per share for the prior 12 months by the stock price as of the rebalancing reference date. Special dividends are not considered in the calculation of dividend yields. The 75 stocks with the highest dividend yield are selected, with the number of stocks from each Global Industry Classification Standard (“GICS®”) sector capped at 10. If the number of stocks from a GICS® sector reaches 10, the remaining highest yielding stocks from other sectors are selected until the number of selected stocks reaches 75. Using available price return data for the trailing 252 trading day leading up to the rebalancing reference date, the realized volatilities of these stocks are calculated. Realized volatility is defined as the standard deviation of the stock’s daily price returns over the prior 252 trading days. Those stocks are then ranked in ascending order based on their realized volatility. The 50 stocks with the lowest realized volatility form the Underlying.

At times, a company may appear to temporarily violate one or more of the addition criteria. However, the addition criteria are for addition to the Underlying, not for continued membership. As a result, an index constituent that appears to violate criteria for addition to the Underlying is not deleted unless ongoing conditions warrant an index change.

At the discretion of SPDJI, a stock may be excluded from the Underlying, or not considered for membership, at a semi-annual rebalancing if SPDJI determines the stock's dividend yield to be unsustainable.

Except for major corporate actions, such as mergers and spin-offs, additions and deletions of stocks generally only take place at the time of the reconstitution. In addition, constituents removed from the SPX are also removed from the Underlying simultaneously.

Index Rebalancing

The Underlying is rebalanced semi-annually, effective after the close of the last business day of January and July. The constituents to be included in the Underlying and their respective weights are

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determined on the “rebalancing reference date”, which is the last business day of December and June, respectively. The constituents’ shares are calculated using closing prices five business days prior to the rebalancing date as the reference price. The constituents’ shares are calculated and assigned to each stock to arrive at the weights determined on the rebalancing reference date. The index committee of the Underlying may change the date of a given rebalancing for reasons including market holidays occurring on or around the scheduled rebalancing date. Any change will be announced with proper advance notice where possible.

Index Calculation

The Underlying is calculated and governed using the same methodology as the SPX, except that the constituents of the Underlying are weighted by dividend yield. In addition, at each rebalancing, modifications are made to stock weights to increase diversification across individual stocks and sectors. The weight for each constituent of the Underlying is constrained between 0.05% and 3.0%, and the weight of each GICS® sector is capped at 25%.

The S&P 500® Index

The SPX includes a representative sample of 500 companies in leading industries of the U.S. economy. The SPX is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the SPX is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

The SPX includes companies from eleven main groups: Communication Services; Consumer Discretionary; Consumer Staples; Energy; Financials; Health Care; Industrials; Information Technology; Real Estate; Materials; and Utilities. The Underlying Sponsor may from time to time, in its sole discretion, add companies to, or delete companies from, the SPX to achieve the objectives stated above.

Effective March 10, 2017, company additions to the SPX must have an unadjusted company market capitalization of $6.1 billion or more (an increase from the previous requirement of an unadjusted company market capitalization of $5.3 billion or more).

SPDJI calculates the SPX by reference to the prices of the constituent stocks of the SPX without taking account of the value of dividends paid on those stocks. As a result, the return on the notes will not reflect the return you would realize if you actually owned the SPX constituent stocks and received the dividends paid on those stocks. Additional information is available on the following websites: us.spindices.com/indices/equity/sp-500 and spdji.com. We are not incorporating by reference the websites or any material they include in this pricing supplement.

Computation of the SPX

While SPDJI currently employs the following methodology to calculate the SPX, no assurance can be given that SPDJI will not modify or change this methodology in a manner that may affect the Redemption Amount.

Historically, the market value of any component stock of the SPX was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, SPDJI began shifting the SPX halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the SPX to full float adjustment on September 16, 2005. SPDJI’s criteria for selecting stocks for the SPX did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the SPX.

Under float adjustment, the share counts used in calculating the SPX reflect only those shares that are available to investors, not all of a company’s outstanding shares. Float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.

In September 2012, all shareholdings representing more than 5% of a stock’s outstanding shares, other than holdings by “block owners,” were removed from the float for purposes of calculating the SPX. Generally, these “control holders” will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, ESOPs, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. However, holdings by block owners, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float.

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Treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held in a trust to allow investors in countries outside the country of domicile, such as depositary shares and Canadian exchangeable shares are normally part of the float unless those shares form a control block. If a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class are treated as a control block.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares by the total shares outstanding. Available float shares are defined as the total shares outstanding less shares held by control holders. This calculation is subject to a 5% minimum threshold for control blocks. For example, if a company’s officers and directors hold 3% of the company’s shares, and no other control group holds 5% of the company’s shares, SPDJI would assign that company an IWF of 1.00, as no control group meets the 5% threshold. However, if a company’s officers and directors hold 3% of the company’s shares and another control group holds 20% of the company’s shares, SPDJI would assign an IWF of 0.77, reflecting the fact that 23% of the company’s outstanding shares are considered to be held for control. As of July 31, 2017, companies with multiple share class lines are no longer eligible for inclusion in the SPX. Constituents of the SPX prior to July 31, 2017 with multiple share class lines will be grandfathered in and continue to be included in the SPX. If a constituent company of the Index reorganizes into a multiple share class line structure, that company will remain in the SPX at the discretion of the S&P Index Committee in order to minimize turnover.

The SPX is calculated using a base-weighted aggregate methodology. The level of the SPX reflects the total market value of all component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to work with and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941- 43 = 10. In practice, the daily calculation of the SPX is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the SPX, it serves as a link to the original base period level of the SPX. The index divisor keeps the SPX comparable over time and is the manipulation point for all adjustments to the SPX, which is index maintenance.

Index Maintenance

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the SPX, and do not require index divisor adjustments.

To prevent the level of the SPX from changing due to corporate actions, corporate actions which affect the total market value of the SPX require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the SPX remains constant and does not reflect the corporate actions of individual companies in the SPX. Index divisor adjustments are made after the close of trading and after the calculation of the SPX closing level.

Changes in a company’s shares outstanding and IWF due to its acquisition of another public company are made as soon as reasonably possible. At SPDJI’s discretion, de minimis merger and acquisition share changes are accumulated and implemented with the quarterly share rebalancing. All other changes of less than 5% are accumulated and made quarterly on the third Friday of March, June, September, and December.

PS-17

The following graph sets forth the daily historical performance of the SP5LVHD in the period from January 1, 2008 through March 27, 2019. This historical data on the SP5LVHD is not necessarily indicative of its future performance or what the value of the notes may be. Any historical upward or downward trend in the level of the SP5LVHD during any period set forth below is not an indication that the level of the SP5LVHD is more or less likely to increase or decrease at any time over the term of the notes. On March 27, 2019, the closing level of SP5LVHD was 7,050.14. The Starting Value will be determined on the pricing date.

Before investing in the notes, you should consult publicly available sources for the levels of the SP5LVHD.

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License Agreement

S&P® is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). These trademarks have been licensed for use by S&P Dow Jones Indices LLC. “Standard & Poor’s®,” “S&P 500®” and “S&P®” are trademarks of S&P. These trademarks have been sublicensed for certain purposes by our affiliate, MLPF&S. The SP5LVHD is a product of S&P Dow Jones Indices LLC and/or its affiliates and has been licensed for use by MLPF&S.

The notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices make no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the SP5LVHD to track general market performance. S&P Dow Jones Indices’ only relationship to MLPF&S with respect to the SP5LVHD is the licensing of the SP5LVHD and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its third party licensors. The SP5LVHD is determined, composed and calculated by S&P Dow Jones Indices without regard to us, MLPF&S, or the notes. S&P Dow Jones Indices have no obligation to take our needs or the needs of MLPF&S or holders of the notes into consideration in determining, composing or calculating the SP5LVHD. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the notes. There is no assurance that investment products based on the SP5LVHD will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC and its subsidiaries are not investment advisors. Inclusion of a security or futures contract within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security or futures contract, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the notes currently being issued by us, but which may be similar to and competitive with the notes. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the SP5LVHD. It is possible that this trading activity will affect the value of the notes.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE SP5LVHD OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY US, BAC, MLPF&S, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE SP5LVHD OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND MLPF&S, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

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SUPPLEMENTAL PLAN OF DISTRIBUTION; ROLE OF MLPF&S AND CONFLICTS OF INTEREST

MLPF&S, a broker-dealer affiliate of ours, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121. MLPF&S may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this pricing supplement, less the indicated underwriting discount. MLPF&S will sell the notes to other broker-dealers that will participate in the offering and that are not affiliated with us, at an agreed discount to the principal amount. Each of those broker-dealers may sell the notes to one or more additional broker-dealers. MLPF&S has informed us that these discounts may vary from dealer to dealer and that not all dealers will purchase or repurchase the notes at the same discount. Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forgo some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the notes in these fee-based advisory accounts will be $960.00 per note.

The current business of MLPF&S is being reorganized into two affiliated broker-dealers: MLPF&S and a new broker-dealer, BofA Securities, Inc. (“BofAS”). BofAS will be the new legal entity for the institutional services that are now provided by MLPF&S. MLPF&S will be assigning its rights and obligations as selling agent for the notes under our distribution agreement to BofAS effective on the “Transfer Date”. Accordingly, if the pricing date of the notes occurs on or after the Transfer Date, BofAS will be responsible for the pricing of the notes. If the settlement date of the notes occurs on or after the Transfer Date, BofAS will, subject to the terms and conditions of the distribution agreement, purchase the notes from us as principal on the settlement date and BofAS will sell the notes to other broker-dealers that will participate in the offering as discussed in the prior paragraph.

MLPF&S and any of our other broker-dealer affiliates, may use this pricing supplement, and the accompanying product supplement, prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. The selling agent may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market conditions at the time of the sale.

At MLPF&S’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Underlying and the remaining term of the notes. However, none of us, the Guarantor, MLPF&S or any of our other affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that any party will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

Any price that MLPF&S may pay to repurchase the notes will depend upon then prevailing market conditions, the creditworthiness of us and the Guarantor, and transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

No Prospectus (as defined in Directive 2003/71/EC, as amended (the “Prospectus Directive”)) will be prepared in connection with these notes. Accordingly, these notes may not be offered to the public in any member state of the European Economic Area (the “EEA”), and any purchaser of these notes who subsequently sells any of these notes in any EEA member state must do so only in accordance with the requirements of the Prospectus Directive, as implemented in that member state.

The notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the EEA. For these purposes, the expression “offer" includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, and a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (b) a customer, within the meaning of Insurance Distribution Directive 2016/97/EU, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a

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qualified investor as defined in the Prospectus Directive. Consequently, no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”), for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared, and therefore, offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

MLPF&S Reorganization

As discussed above under “Supplemental Plan of Distribution; Role of MLPF&S and Conflicts Of Interest”, the current business of MLPF&S is being reorganized into two affiliated broker-dealers. Effective on the Transfer Date, BofAS will be the new legal entity for the institutional services that are now provided by MLPF&S. As such, beginning on the Transfer Date, the institutional services currently being provided by MLPF&S, including acting as selling agent for the notes, acting as calculation agent for the notes, acting as principal or agent in secondary market-making transactions for the notes, estimating the value of the notes using pricing models, and entering into hedging arrangements with respect to the notes, are expected to be provided by BofAS. Accordingly, references to MLPF&S in this preliminary pricing supplement as such references relate to MLPF&S’s institutional services, such as those described above, should be read as references to BofAS to the extent these services are to be performed on or after the Transfer Date.

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STRUCTURING THE NOTES

The notes are our debt securities, the return on which is linked to the performance of the Underlying. The related guarantees are BAC’s obligations. As is the case for all of our and BAC’s respective debt securities, including our market-linked notes, the economic terms of the notes reflect our and BAC’s actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us and BAC, BAC typically borrows the funds under these types of notes at a rate, which we refer to in this pricing supplement as BAC’s internal funding rate, that is more favorable to BAC than the rate that it might pay for a conventional fixed or floating rate debt security. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, typically results in the initial estimated value of the notes on the pricing date being less than their public offering price.

In order to meet our payment obligations on the notes, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of our other affiliates. The terms of these hedging arrangements are determined based upon terms provided by MLP&S and its affiliates, and take into account a number of factors, including our and BAC’s creditworthiness, interest rate movements, the volatility of the Underlying, the tenor of the notes and the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include hedging related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than any expected amounts.

For further information, see “Risk Factors” beginning on page PS-10 above and “Supplemental Use of Proceeds” on page PS-16 of product supplement EQUITY-1.

PS-22

U.S. FEDERAL INCOME TAX SUMMARY

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes supplements, and to the extent inconsistent supersedes, the discussions under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and is not exhaustive of all possible tax considerations. In addition, any reference to “Morrison & Foerster LLP” in the aforementioned tax discussions in the accompanying prospectus and prospectus supplement should be read as a reference to “Sidley Austin LLP.” This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (“IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

Although the notes are issued by us, they will be treated as if they were issued by Bank of America Corporation for U.S. federal income tax purposes. Accordingly throughout this tax discussion, references to “we,” “our” or “us” are generally to Bank of America Corporation unless the context requires otherwise.

This summary is directed solely to U.S. Holders and Non-U.S. Holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus. This discussion does not address the tax consequences applicable to holders subject to Section 451(b) of the Code. This summary assumes that the issue price of the notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

General

No statutory, judicial, or administrative authority directly addresses the characterization of the notes or securities similar to the notes for U.S. federal income tax purposes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. We intend to treat the notes as “contingent payment debt instruments” for U.S. federal income tax purposes, subject to taxation under the “noncontingent bond method.” The balance of this discussion assumes that this characterization is proper and will be respected.

U.S. Holders

If the notes are properly characterized as contingent payment debt instruments for U.S. federal income tax purposes, such notes generally will be subject to Treasury regulations governing contingent payment debt instruments. Under those regulations, and as further described under “U.S Federal Income Tax Considerations—Taxation of Debt Securities—Consequences to U.S. Holders—Debt Securities Subject to Contingences” in the accompanying prospectus, a U.S. Holder will be required to report original issue discount (“OID”) or interest income based on a “comparable yield” and a “projected payment schedule,” established by us for determining interest accruals and adjustments with respect to the notes. A U.S. Holder of the notes generally will be required to include in income OID in excess of actual cash payments received for certain taxable years.

The following table is based upon a hypothetical projected payment schedule (including a hypothetical Redemption Amount) and a hypothetical comparable yield equal to 3.0198% per annum (compounded semi-annually). The hypothetical comparable yield is our current estimate of the comparable yield based upon market conditions as of the date of this preliminary pricing supplement. It has been determined by us for purposes of illustrating the application of the Code and the Treasury regulations to the notes as if the notes had been issued on April 30, 2019 and were scheduled to mature on October 29, 2026. This tax accrual table is based upon a hypothetical projected payment schedule per $1,000.00 principal amount of the notes, which would consist of a single payment of $1,251.9588 at

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maturity. The following table is for tax purposes only, and we make no representations or predictions as to what the actual Redemption Amount will be. The actual “projected payment schedule” will be completed on the pricing date, and included in the final pricing supplement.

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000 principal amount of the Notes)	Total Interest Deemed to Have Accrued from Original Issue Date (per $1,000 principal amount of the Notes)
April 30, 2019 through December 31, 2019	$20.2088	$20.2088
January 1, 2020 through December 31, 2020	$31.0408	$51.2496
January 1, 2021 through December 31, 2021	$31.9853	$83.2349
January 1, 2022 through December 31, 2022	$32.9585	$116.1934
January 1, 2023 through December 31, 2023	$33.9612	$150.1546
January 1, 2024 through December 31, 2024	$34.9946	$185.1492
January 1, 2025 through December 31, 2025	$36.0593	$221.2085
January 1, 2026 through October 29, 2026	$30.7503	$251.9588

Hypothetical Projected Redemption Amount = $1,251.9588 per note.

Upon a sale, exchange, retirement, or other disposition of the notes, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized and that holder’s tax basis in the notes. A U.S. Holder’s tax basis in the notes generally will equal the cost of the notes, increased by the amount of OID previously accrued by the holder for the notes. A U.S. Holder generally will treat any gain as interest income, and will treat any loss as ordinary loss to the extent of previous interest inclusions, and the balance as long-term or short-term capital loss depending upon the U.S. Holder’s holding period for the note. The deductibility of capital losses by a U.S. Holder is subject to limitations.

Non-U.S. Holders

Please see the discussion under “U.S. Federal Income Tax Considerations—Taxation of Debt Securities—Consequences to Non-U.S. Holders” in the accompanying prospectus for the material U.S. federal income tax consequences that will apply to Non-U.S. Holders of the notes, except that the following disclosure supplements the discussion in the prospectus.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder. Under Treasury regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes, if a payment with respect to such interest could give rise to a U.S. source dividend. However, IRS guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2021. Based on our determination that the notes are not delta-one instruments, Non-U.S. Holders should not be subject to withholding on dividend equivalent payments, if any, under the notes. However, it is possible that the notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Underlying or the notes, and following such occurrence the notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. Holders that enter, or have entered, into other transactions in respect of the Underlying or the notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.

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Foreign Account Tax Compliance Act (“FATCA”)

The discussion in the accompanying prospectus under “U.S. Federal Income Tax Considerations – Foreign Account Tax Compliance Act” is hereby modified to reflect regulations proposed by Treasury indicating its intent to eliminate the requirements under FATCA of withholding on gross proceeds from the sale, exchange, maturity or other disposition of relevant financial instruments. Treasury has indicated that taxpayers may rely on these proposed regulations pending their finalization.

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